Exhibit 99.1

NICE Reports 31% Increase in Cloud Revenue and 11% Growth in Total
Revenue for the Second Quarter 2019

Double-Digit Growth in Operating Income and Earnings Per Share
Company Raises Full Year Revenue and EPS Guidance

Hoboken, New Jersey, August 8, 2019 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

GAAP	Non-GAAP
Revenue of $380 million, growth of 11% year-over-year	Revenue of $381 million, growth of 11% year-over-year
Cloud revenue of $142 million, growth of 31% year-over-year	Cloud revenue of $143 million, growth of 30% year-over-year
Gross margin of 65.6% compared to 65.3% last year	Gross margin of 70.9% compared to 70.5% last year
Operating income of $53 million compared to $46 million last year, an increase of 15%	Operating income of $101 million compared to $89 million last year, an increase of 14%
Operating margin of 14.1% compared to 13.6% last year	Operating margin of 26.6% compared to 25.8% last year
Diluted EPS of $0.65 versus $0.54 last year, 20% growth year-over-year	Diluted EPS of $1.25 versus $1.10 last year, 14% growth year-over-year

“We are very pleased with the strong results we reported for the second quarter of 2019, including double digit growth in all key financial metrics,” said Barak Eilam, CEO of NICE. “What continues to stand out is the rapid growth we are seeing in the cloud, driven by the penetration of our two profoundly market differentiating cloud platforms – CXone for Customer Engagement and X-Sight for Financial Crime and Compliance – into all segments of the market, including large enterprises, where we have witnessed robust demand and strong growth.”

Mr. Eilam continued, “Our strong performance has been supported by our partner ecosystem, which continues to expand globally. We now have 135 engaged partners in our CXone DEVone program. The recently announced X-Sight marketplace is gaining rapid traction with more than 20 partners signing in a very short time frame. Furthermore, earlier this week we announced a significant partnership with Atos, in which its large global presence will help bring CXone to new customers around the globe.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2019 total revenues increased 11.2% to $380.4 million compared to $342.0 million for the second quarter of 2018.

Gross Profit: Second quarter 2019 gross profit and gross margin increased to $249.6 million and 65.6%, respectively, from $223.4 million and 65.3%, respectively, for the second quarter of 2018.

Operating Income: Second quarter 2019 operating income and operating margin increased to $53.5 million and 14.1%, respectively, compared to $46.4 million and 13.6%, respectively, for the second quarter of 2018.

Net Income: Second quarter 2019 net income and net income margin increased to $42.1 million and 11.1%, respectively, compared to $34.2 million and 10.0%, respectively, for the second quarter of 2018.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2019 increased 20.4% to $0.65, compared to $0.54 in the second quarter of 2018.

Operating Cash Flow and Cash Balance: Second quarter 2019 operating cash flow was $18.0 million. In the second quarter $4.6 million was used for share repurchases. As of June 30, 2019, total cash and cash equivalents, short term investments and marketable securities were $867.4 million, and total debt was $460.3 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2019 non-GAAP total revenues increased to $381.4 million, up 10.9% from $343.7 million for the second quarter of 2018.

Gross Profit: Second quarter 2019 non-GAAP gross profit and non-GAAP gross margin increased to $270.5 million and 70.9%, respectively, from $242.3 million and 70.5%, respectively, for the second quarter of 2018.

Operating Income: Second quarter 2019 non-GAAP operating income and non-GAAP operating margin increased to $101.3 million and 26.6%, respectively, from $88.7 million and 25.8%, respectively, for the second quarter of 2018.

Net Income: Second quarter 2019 non-GAAP net income and non-GAAP net income margin increased to $80.9 million and 21.2%, respectively, from $69.3 million and 20.2%, respectively, for the second quarter of 2018.

Fully Diluted Earnings Per Share: Second quarter 2019 non-GAAP fully diluted earnings per share increased 13.6% to $1.25, compared to $1.10 for the second quarter of 2018.

Third Quarter and Full Year 2019 Guidance:

Third Quarter 2019: Third quarter 2019 non-GAAP total revenues are expected to be in a range of $380 million to $390 million (2018 non-GAAP: $358.6 million). Third quarter 2019 non-GAAP fully diluted earnings per share are expected to be in a range of $1.23 to $1.33 (2018 non-GAAP: $1.20).

Full Year 2019: The Company increased full year 2019 non-GAAP total revenues to be in an expected range of $1,563 million to $1,583 million (2018 non-GAAP: $1,453.4 million). The Company increased full year 2019 non-GAAP fully diluted earnings per share to be in an expected range of $5.13 to $5.33 (2018 non-GAAP: $4.75).

Quarterly Results Conference Call

NICE management will host its earnings conference call today, August 8th, 2019 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 850 810 90. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 644 715 21.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, share-based compensation, certain business combination accounting entries, amortization of discount on long term debt, tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with competition, success and growth of the Company’s cloud Software-as-a-Service business, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, the Company’s dependency on second-party cloud computing platform providers, hosting facilities and service partners, changes in general economic and business conditions, rapidly changing technology, changes in currency exchange rates and interest rates, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, successful execution of the Company’s growth strategy, the effects of tax reforms and of newly enacted or modified laws, regulation or standards on the Company and its products, and other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$62,018	$49,397	$132,049	$110,767
Services	176,420	184,128	347,338	354,345
Cloud	141,976	108,517	278,054	212,372
Total revenue	380,414	342,042	757,441	677,484

Cost of revenue:
Product	5,651	7,395	11,532	15,532
Services	54,619	57,153	109,742	115,538
Cloud	70,495	54,138	140,541	106,131
Total cost of revenue	130,765	118,686	261,815	237,201

Gross profit	249,649	223,356	495,626	440,283

Operating expenses:
Research and development, net	46,456	43,455	93,022	89,322
Selling and marketing	94,878	89,820	196,945	179,746
General and administrative	44,029	33,116	78,743	69,488
Amortization of acquired intangible assets	10,795	10,586	21,496	21,171
Total operating expenses	196,158	176,977	390,206	359,727

Operating income	53,491	46,379	105,420	80,556

Finance and other expense, net	724	2,937	4,142	6,905

Income before tax	52,767	43,442	101,278	73,651
Taxes on income	10,709	9,207	22,156	15,890
Net income	$42,058	$34,235	$79,122	$57,761

Earnings per share:
Basic	$0.68	$0.56	$1.28	$0.94
Diluted	$0.65	$0.54	$1.23	$0.92

Weighted average shares outstanding:
Basic	62,116	61,212	61,980	61,133
Diluted	64,650	63,031	64,205	62,904

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2019	2018	2019	2018
GAAP revenues	$380,414	$342,042	$757,441	$677,484
Valuation adjustment on acquired deferred product revenue	-	70	15	85
Valuation adjustment on acquired deferred services revenue	-	200	2	506
Valuation adjustment on acquired deferred cloud revenue	953	1,416	1,825	3,302
Non-GAAP revenues	$381,367	$343,728	$759,283	$681,377

GAAP cost of revenue	$130,765	$118,686	$261,815	$237,201
Amortization of acquired intangible assets on cost of product	(979)	(1,336)	(1,849)	(3,925)
Amortization of acquired intangible assets on cost of services	(1,534)	(987)	(3,069)	(1,810)
Amortization of acquired intangible assets on cost of cloud	(15,043)	(12,705)	(29,848)	(25,460)
Valuation adjustment on acquired deferred cost of cloud	632	324	1,318	660
Cost of product revenue adjustment (1)	(102)	-	(207)	(188)
Cost of services revenue adjustment (1)	(2,001)	(1,896)	(4,145)	(3,649)
Cost of cloud revenue adjustment (1)	(877)	(645)	(1,784)	(1,414)
Non-GAAP cost of revenue	$110,861	$101,441	$222,231	$201,415

GAAP gross profit	$249,649	$223,356	$495,626	$440,283
Gross profit adjustments	20,857	18,931	41,426	39,679
Non-GAAP gross profit	$270,506	$242,287	$537,052	$479,962

GAAP operating expenses	$196,158	$176,977	$390,206	$359,727
Research and development (1,2)	(1,587)	(1,795)	(3,149)	(4,139)
Sales and marketing (1,2)	(5,798)	(6,851)	(11,474)	(13,154)
General and administrative (1,2)	(8,806)	(4,168)	(15,416)	(8,950)
Amortization of acquired intangible assets	(10,794)	(10,586)	(21,496)	(21,171)
Valuation adjustment on acquired deferred commission	76	-	169	-
Non-GAAP operating expenses	$169,249	$153,577	$338,840	$312,313

GAAP finance & other expense (income), net	$724	$2,937	$4,142	$6,905
Amortization of discount on long-term debt	(2,162)	(2,094)	(4,470)	(4,257)
Non-GAAP finance & other expense (income), net	$(1,438)	$843	$(328)	$2,648

GAAP taxes on income	$10,709	$9,207	$22,156	$15,890
Tax adjustments re non-GAAP adjustments	11,052	9,316	19,934	19,091
Non-GAAP taxes on income	$21,761	$18,523	$42,090	$34,981

GAAP net income	$42,058	$34,235	$79,122	$57,761
Valuation adjustment on acquired deferred revenue	953	1,686	1,842	3,893
Valuation adjustment on acquired deferred cost of cloud revenue	(632)	(324)	(1,318)	(660)
Amortization of acquired intangible assets	28,350	25,614	56,262	52,366
Valuation adjustment on acquired deferred commission	(76)	-	(169)	-
Share-based compensation (1)	18,328	15,355	35,332	31,494
Acquisition related expenses (2)	843	-	843	-
Amortization of discount on long term debt	2,162	2,094	4,470	4,257
Tax adjustments re non-GAAP adjustments	(11,052)	(9,316)	(19,934)	(19,091)
Non-GAAP net income	$80,934	$69,344	$156,450	$130,020

GAAP diluted earnings per share	$0.65	$0.54	$1.23	$0.92

Non-GAAP diluted earnings per share	$1.25	$1.10	$2.44	$2.07

Shares used in computing GAAP diluted earnings per share	64,650	63,031	64,205	62,904

Shares used in computing non-GAAP diluted earnings per share	64,650	63,031	64,205	62,904

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	June 30,		June 30,
	2019	2018	2019	2018

Cost of product revenue	$(102)	$-	$(207)	$(188)
Cost of services revenue	(2,001)	(1,896)	(4,145)	(3,649)
Cost of cloud revenue	(877)	(645)	(1,784)	(1,414)
Research and development	(1,582)	(1,795)	(3,144)	(4,139)
Sales and marketing	(5,768)	(6,851)	(11,444)	(13,154)
General and administrative	(7,998)	(4,168)	(14,608)	(8,950)
	$(18,328)	$(15,355)	$(35,332)	$(31,494)

(2)	Acquisition related expenses

	Quarter ended		Year to date
	June 30,		June 30,
	2019	2018	2019	2018

Research and development	$(5)	$-	$(5)	$-
Sales and marketing	(30)	-	(30)	-
General and administrative	(808)	-	(808)	-
	$(843)	$-	$(843)	$-

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$42,058	$34,235	$79,122	$57,761
Depreciation and amortization	43,012	36,920	84,820	74,857
Stock based compensation	18,312	15,355	35,316	31,494
Amortization of premium and discount and accrued interest on marketable securities	(233)	(9)	(574)	(307)
Deferred taxes, net	(10,764)	(10,245)	(18,622)	(19,912)
Changes in operating assets and liabilities:
Trade Receivables	(10,611)	18,842	20,112	2,688
Prepaid expenses and other assets	(51,949)	(15,809)	(72,531)	(28,228)
Trade payables	4,543	7,833	3,718	2,332
Accrued expenses and other current liabilities	(22,822)	(6,044)	9,616	(10,464)
Operating lease right-of-use assets, net	3,379	-	7,496	-
Deferred revenue	5,462	(19,011)	58,869	87,106
Long term liabilities	(403)	(404)	(280)	(787)
Operating lease liabilities	(3,654)	-	(9,159)	-
Amortization of discount on long term debt	2,162	2,094	4,469	4,257
Other	(516)	56	(1,984)	(127)
Net cash provided by operating activities	17,976	63,813	200,388	200,670

Investing Activities

Purchase of property and equipment	(6,566)	(8,248)	(14,982)	(13,564)
Purchase of Investments	(114,834)	(52,278)	(306,142)	(187,923)
Proceeds from Investments	93,558	40,692	170,508	59,709
Capitalization of software development costs	(8,897)	(7,672)	(17,391)	(15,476)
Payments for business and asset acquisitions, net of cash acquired	(25,788)	-	(25,788)	-
Net cash used in investing activities	(62,527)	(27,506)	(193,795)	(157,254)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	1,401	4,199	3,018	7,443
Purchase of treasury shares	(4,615)	(6,361)	(14,715)	(10,613)
Capital Lease payments	(187)	-	(440)	-
Net cash used in financing activities	(3,401)	(2,162)	(12,137)	(3,170)

Effect of exchange rates on cash and cash equivalents	(433)	(3,790)	(244)	(3,732)

Net change in cash and cash equivalents	(48,385)	30,355	(5,788)	36,514
Cash and cash equivalents, beginning of period	$284,696	$334,461	$242,099	$328,302

Cash and cash equivalents, end of period	$236,311	$364,816	$236,311	$364,816

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$236,311	$242,099
Short-term investments	272,968	243,729
Trade receivables	268,993	287,963
Prepaid expenses and other current assets	121,619	87,450

Total current assets	899,891	861,241

LONG-TERM ASSETS:
Long-term investments	358,151	244,998
Property and equipment, net	140,957	140,338
Deferred tax assets	12,532	12,309
Other intangible assets, net	467,495	508,232
Operating lease right-of-use assets	117,030	-
Goodwill	1,380,751	1,366,206
Other long-term assets	114,317	74,042

Total long-term assets	2,591,233	2,346,125

TOTAL ASSETS	$3,491,124	$3,207,366

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$30,862	$29,617
Deferred revenues and advances from customers	280,601	221,387
Current maturities of operating leases	17,348	-
Accrued expenses and other liabilities	374,171	373,908

Total current liabilities	702,982	624,912

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	35,762	35,112
Operating leases	116,549	-
Deferred tax liabilities	29,057	44,140
Long-term debt	460,291	455,985
Other long-term liabilities	15,974	30,604

Total long-term liabilities	657,633	565,841

SHAREHOLDERS' EQUITY	2,130,509	2,016,613

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,491,124	$3,207,366